UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     AMERICAN CAPITAL PARTNERS LIMITED, INC.
                 ----------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                             COMMISSION FILE NUMBER
                                    000-31663

 (Check one)
[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                      For Period Ended: September 30, 2004

               [ ] Transition Report on Form 10-K and Form 10-KSB

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form 11-K

               [ ] Transition Report on Form 10-Q and Form 10-QSB

                       [ ] Transition Report on Form N-SAR

                          For Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant:   AMERICAN CAPITAL PARTNERS LIMITED, INC.


Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 319 Clematis Street, Suite 211

City, State and Zip Code: West Palm Beach, FL  33401


                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Registrant has been unable to complete its Form 10-QSB for the quarter ended September 30, 2004, within the prescribed time because of delays in completing the preparation of its audited financial statements and its management discussion and analysis. Such delays are primarily due to (i) Registrant's management's management's dedication of such management's time to business matters. This has taken a significant amount of management's time away from the preparation of the Form 10-QSB and delayed the preparation of the unaudited financial statements the quarter ended September 30, 2004.


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Joseph I. Emas                                 (305)          531-1174
--------------------------------------------------------------------------------
(Name)                                      (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

              [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

              [ ] Yes  [X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                     AMERICAN CAPITAL PARTNERS LIMITED, INC.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 15, 2004



                                           By:  /s/  C. Frank Speight
                                           Date: November 15, 2004
                                           -------------------------------------
                                           C. Frank Speight,
                                           Director  and
                                           Principal Executive Officer


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